Exhibit 21.01

                                  SUBSIDIARIES




     Play Co. Toys & Entertainment Corp. is the parent of two wholly-owned subsidiaries:

     1. Toys International, Inc., a California corporation which operates 13 stores under the following names: Toys International, Toy Co., or Tutti Animali, and

     2. Play Co. Toys & Canyon Country, Inc., a California corporation which operates 1 store under the name Play Co. Toys